ZEN Graphene Solutions Engages Hybrid Financial Ltd.

Thunder Bay, Ontario, July 14, 2020 - ZEN Graphene Solutions Ltd. ("ZEN", or the "Company") (TSXV:ZEN) is pleased to announce that it has retained Hybrid Financial Ltd. ("Hybrid") to provide marketing services. Hybrid has been engaged to heighten market and brand awareness for ZEN Graphene Solutions and to broaden the Company's reach within the investment community.

Francis Dubé, CEO commented, "As ZEN evolves from an exploration development company to a nanotechnology solutions company, this is the right time to increase our reach to the investment community and we look forward to working with Hybrid to communicate our story to a wider audience."

Hybrid has been engaged for an initial period of 6 months starting July 10, 2020 (the "Initial Term") and then can be renewed for successive 3 month periods thereafter, unless terminated by the Company in accordance with the Agreement. Hybrid has agreed to comply with all applicable securities laws and the policies of the TSX Venture Exchange (the "TSXV") in providing the Services.

About ZEN Graphene Solutions Ltd.

ZEN is an emerging graphene technology solutions company with a focus on the development of graphene-based nanomaterial products and applications. The unique Albany Graphite Project provides the company with a potential competitive advantage in the graphene market as independent labs in Japan, UK, Israel, USA and Canada have independently demonstrated that ZEN's Albany PureTM Graphite is an ideal precursor material which easily converts (exfoliates) to graphene, using a variety of mechanical, chemical and electrochemical methods.

About Hybrid Financial Ltd.

Hybrid is a sales and distribution company that actively connects issuers to the investment community across North America. Using a data driven approach, Hybrid provides its clients with comprehensive coverage of both American and Canadian markets. Hybrid Financial has offices in Toronto and Montreal.

For further information:

Dr. Francis Dubé, Chief Executive Officer

Tel: +1 (289) 821-2820

Email: drfdube@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

To out more about Hybrid Financial Ltd., please visit its website at www.hybridfinancial.com.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.